UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

COMPASS DIVERSIFIED HOLDINGS
(Name of Issuer)

Shares(1)
(Title of Class of Securities)

20451Q104
(CUSIP Number)

Cora Lee Starzomski, Anholt Investments Ltd. (formerly known as Compass Group Investments, Ltd.) 69 Pitts Bay Road, Belvedere Building -- 4th Floor, Hamilton HM08, Bermuda (441) 400-7716
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(1) Each share (collectively, the “Shares”) represents one undivided interest in the property of Compass Diversified Holdings (the “Trust”) and corresponds to one trust interest of Compass Group Diversified Holdings LLC held by the Trust.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20451Q104

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS: CGI DIVERSIFIED HOLDINGS, LP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Bermuda

	7	SOLE VOTING POWER:

NUMBER OF		0
SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0
WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No. 20451Q104

1	NAMES OF REPORTING PERSONS: NAVCO MANAGEMENT, LTD.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Bermuda

	7	SOLE VOTING POWER:

NUMBER OF		0
SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0
WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No. 20451Q104

1	NAMES OF REPORTING PERSONS: ANHOLT INVESTMENTS LTD. (FORMERLY KNOWN AS COMPASS GROUP INVESTMENTS, LTD.)

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Bermuda

	7	SOLE VOTING POWER:

NUMBER OF		0
SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0
WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No. 20451Q104

1	NAMES OF REPORTING PERSONS: PATH SPIRIT LIMITED

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	England

	7	SOLE VOTING POWER:

NUMBER OF		0
SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0
WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

This Amendment No. 11 to Schedule 13D is being filed to report a decrease in the percentage beneficially owned by the reporting persons as a result of the donation of 7,998,981 CODI shares for no consideration to a charitable trust, and amends Amendment No.10 filed on May 5, 2022, Amendment No. 9 filed on February 7, 2017, Amendment No. 8 filed on December 12, 2014, Amendment No. 7 filed on August 29, 2011, Amendment No. 6 filed on April 23, 2010, Amendment No. 5 filed on March 26, 2009, Amendment No. 4 filed on April 2, 2008, Amendment No. 3 filed on July 3, 2007, Amendment No. 2 filed on May 8, 2007, Amendment No. 1 filed on August 4, 2006 and Schedule 13D filed on May 26, 2006.

ITEM 1. SECURITY AND ISSUER.

No amendments to Item 1.

ITEM 2. IDENTITY AND BACKGROUND.

This Amendment No. 10 to Schedule 13D relates to, and is filed on behalf of, the following Reporting Persons:

•	CGI Diversified Holdings, LP, a Bermuda limited partnership with its principal offices at 69 Pitts Bay Road, Belvedere Building – 4th Floor, Hamilton HM08, Bermuda.

•	Navco Management, Ltd. (“Navco”), a Bermuda exempt company with its principal offices at 69 Pitts Bay Road, Belvedere Building – 4th Floor, Hamilton HM08, Bermuda.

•	Anholt Investments Ltd. (formerly known as Compass Group Investments, Ltd.) (“Anholt”), a Bermuda exempt company with its principal offices at 69 Pitts Bay Road, Belvedere Building – 4th Floor, Hamilton HM08, Bermuda.

•	Path Spirit Limited (“Path”), an English company limited by guarantee with its principal offices at 10 Norwich Street, London EC4A 1BD, United Kingdom.

CGI Diversified Holdings, LP is owned by Navco, its general partner, and Anholt, its sole limited partner, and managed by Navco.

Navco is managed by Thomas K.Y. Hsu, a director, Peter Antturi, a director, Cora Lee Starzomski, a director, and Louie Cuarentas, a director.

Anholt is managed by Thomas K.Y. Hsu, a director and President, Peter Antturi, a director and Vice President, Cora Lee Starzomski, a director and Treasurer, and Louie Cuarentas, a director and Finance Officer.

Navco and Anholt are wholly owned by Kattegat Limited, a Bermudian exempt company with its principal offices at Belvedere Building, 69 Pitts Bay Road, Pembroke HM 08, Bermuda. Kattegat Limited was formed for the purpose of holding and managing the endowed assets of The Kattegat Trust and is wholly owned by The Kattegat Trust. The Kattegat Trust is a Bermudian charitable trust, engaged in the principal business of distributing income for charitable purposes, with its principal offices at 45 Reid Street, Hamilton HM 12, Bermuda. The Co-Trustees of the Trust are Kattegat Private Trustees (Bermuda) Limited (“KPTBL”) and Hamilton Trust Company Limited (“HTCL”), Bermudian trust companies each with its principal offices at Wessex House 5th Fl., 45 Reid Street, Hamilton HM12, Bermuda. Path is the trust protector for The Kattegat Trust. KPTBL is wholly owned by The Lund Purpose Trust, a Bermudian purpose trust with its principal offices at Thistle House, 4 Burnaby Street, Hamilton HM 11, Bermuda, formed for the sole purpose of holding the shares of KPTBL. HTCL is owned 60% by Moore Stephens Bermuda L.P., a Bermuda exempted and limited partnership, and 40% by Lisvane Holdings Ltd., a local Bermuda company.

The members/directors of Path are Axel Karlshoej, Svend Erik Kjærgaard and Poul Karlshoej.

In the past five years, none of CGI Diversified Holdings, LP, Navco, Anholt or Path, nor any of the respective directors and executive officers thereof named above, has been convicted in a criminal proceeding or been a party to any action as a result of which it, he or she is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Thomas K.Y. Hsu is a director of CNC Industries SAM, whose address is at 5 impasse de la Fontaine, MC 98000, Principality of Monaco. Mr. Hsu resides in Monaco and is a citizen of the United Kingdom.

Cora Lee Starzomski's business address is Belvedere Building, 69 Pitts Bay Road, Pembroke HM 08, Bermuda. Ms. Starzomski is Chief Operating Officer of Kattegat Limited, whose address is Belvedere Building, 69 Pitts Bay Road, Pembroke HM 08, Bermuda. Ms. Starzomski is a citizen of Canada.

Peter Antturi's business address is Suite 507 – 151 West Hastings Street., Vancouver, B.C. V6B 1H4 Canada. Mr. Antturi is a business advisor and a director of Anglemont Financial Services Ltd. (a provider of administrative and clerical services) whose address Suite 507 – 151 West Hastings Street., Vancouver, B.C. V6B 1H4 Canada. Mr. Antturi has been a director of Teekay Corporation since 2019. Mr. Antturi is a citizen of Canada.

Louie Cuarentas’ business address is Belvedere Building, 69 Pitts Bay Road, Pembroke HM 08, Bermuda. Ms. Starzomski is Group Accountant of Kattegat Limited, whose address is Belvedere Building, 69 Pitts Bay Road, Pembroke HM 08, Bermuda. Mr. Cuarentas is a citizen of Canada.

Axel Karlshoej is a director of Nordic Industries, a California general construction firm whose address is 1437 Furneaux Road, Marysville, California, USA, 95961. Mr. Karlshoej is a citizen of the United States of America.

Svend Erik Kjærgaard’s business address is Nylandsvej 23, Vildbjerg 7480, Denmark. Mr. Kjærgaard is the Chairman and a director of Store Frederikslund A/S , a hunting and farming estate in Denmark. Mr. Kjærgaard is a citizen of Denmark.

Poul Karlshoej’s business address is 301 Riverside Ave, Westport, Connecticut, 06680. Mr. Karlshoej, is a consultant at Anholt Services (USA), Inc., a wholly owned affiliate of the Kattegat Trust, which evaluates and advises Kattegat’s interests globally. Mr. Karlshoej is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

No amendment to Item 3.

ITEM 4. PURPOSE OF TRANSACTION.

No amendment to Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Paragraphs (a) and (e) of Item 5 of this Schedule 13D are amended as follows:

(a)	The Reporting Persons were the beneficial owners of 7,998,981 Shares of the Issuer prior to the disposition of such shares on December 31, 2023.. The Shares were owned directly by CGI Magyar, which was owned by Anholt Services (USA), Inc. and CGI Diversified Hungary Kft. Anholt Services (USA), Inc. is owned by Anholt. CGI Diversified Hungary Kft. is wholly owned by the CGI Diversified Holdings, LP. CGI is owned by Anholt, its sole limited partner, and Navco Management, Ltd., its general partner. Anholt and Navco Management, Ltd. are wholly owned by Kattegat Limited. Anholt, Navco Management, Ltd., Path Spirit Limited, Anholt Services (USA), Inc. CGI Diversified Hungary Kft. and CGI Magyar disclaim beneficial ownership of the Shares, except to the extent of their pecuniary interest therein. As of the date of this filing the Kattegat Trust has no beneficial ownership in the Issuers securities.

(c)	The Beneficial Owner disposed of the following Shares during the sixty day period prior to the date hereof:

Date of Transaction	Shares Disposed	Sale Price
November 20, 2023	5,625 Series A Preferred	$23.01
November 20, 2023	5,500 Series B Preferred	$24.27
November 27, 2023	2,351 Series A Preferred	$23.008
November 29, 2023	3,654 Series A Preferred	$23.006
November 29, 2023	300 Series B Preferred	$24.271
November 30, 2023	4,991 Series A Preferred	$23.006
November 30, 2023	3,920 Series B Preferred	$24.291
December 1, 2023	2,799 Series A Preferred	$23.0001
December 1, 2023	3,969 Series B Preferred	$24.451
December 4, 2023	22 Series A Preferred	$23.021
December 4, 2023	2,570 Series B Preferred	$24.325
December 5, 2023	600 Series B Preferred	$24.3229
December 6, 2023	1,976 Series A Preferred	$23.019
December 6, 2023	4,487 Series B Preferred	$24.335
December 7, 2023	5,710 Series A Preferred	$23.015
December 7, 2023	1,618 Series B Preferred	$24.353
December 8, 2023	400 Series B Preferred	$24.352
December 11, 2023	3,914 Series B Preferred	$24.355
December 12, 2023	7 Series A Preferred	$23.015
December 12, 2023	3,926 Series B Preferred	$24.336
December 13, 2023	9,902 Series A Preferred	$23.013
December 13, 2023	4,139 Series B Preferred	$24.334
December 14, 2023	28,736 Series A Preferred	$23.008
December 14, 2023	5,032 Series B Preferred	$24.327
December 15, 2023	1,961 Series B Preferred	$24.325
December 31, 2023	7,998,981 Common	$0(1)
December 31, 2023	92,048 Series A Preferred	$0(1)
December 31, 2023	112,996 Series B Preferred	$0(1)

(1)	Represents shares gifted for no consideration to a charitable trust.

(e)	As a result of the transaction described herein, as of December 31, 2023 each of the Reporting Persons ceased to be the beneficial owner of more than 5% of the outstanding Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

No amendment to Item 6.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

No amendments to item 7.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 5, 2024	ANHOLT INVESTMENTS LTD.

/s/ Cora Lee Starzomski, Director

Date: January 5, 2024	CGI DIVERSIFIED HOLDINGS, LP

	By:	Anholt Investments Ltd. its sole limited partner
	By:	Navco Management, Ltd., its general partner

/s/ Cora Lee Starzomski, Director

Date: January 5, 2024	NAVCO MANAGEMENT, LTD.

/s/ Cora Lee Starzomski, Director

Date: January 5, 2024	PATH SPIRIT LIMITED

/s/ Poul Karlshoej, Director

-9-